Filed by Pixelworks, Inc. Pursuant to Rule 425

under the Securities Act of 1933.

In Addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Corporation: Pixelworks, Inc.,

Commission File No. 000-30269.

Filing Date: March 17, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they have entered into a merger agreement whereby Pixelworks is to acquire Genesis. The following is a joint press release issued by Pixelworks, Inc. and Genesis Microchip Inc. on March 17, 2003:

Genesis Microchip and Pixelworks Agree to Merge to Create IC Technology Leader for Advanced Displays

Industry growth in displays and consumer electronics provides a compelling opportunity for combined company and its customers

Conference Call at 8:30 a.m. (EST), March 17, 2003—Pixelworks (Nasdaq: PXLW) and Genesis Microchip (Nasdaq: GNSS) will host a joint conference call to discuss this transaction at 8:30 a.m. (EST) on March 17, 2003, which can be accessed at (800) 314-7867 and using pass code 746768. The international dial-in phone number is (719) 867-0640, with the same pass code (746768). A replay of the conference call will be available until 8 p.m. (EST), March 24, 2003, and it can be accessed by calling (888) 203-1112 and using pass code 746768. The international dial-in phone number is (719) 457-0820, with the same pass code (746768).

Selected Highlights

•	The combined company, to be called Genesis Pixelworks, is positioned to become a leading supplier of ICs for the display and consumer electronics industries.

•	Together, the companies reported revenues of $298 million in CY2002 and $641 million of total assets, including $220 million of cash and marketable securities, at December 31, 2002.

•	Pixelworks will issue 2.3366 shares of Pixelworks common stock for each outstanding share of Genesis Microchip common stock, and will issue Pixelworks stock options for Genesis Microchip stock options based on the same exchange ratio. The transaction is currently valued at approximately $600 million.

•	Excluding merger-related charges, the combination is expected to be accretive to Pixelworks pro forma* earnings per share beginning in the first full quarter of combined operations. The management of Genesis Microchip and Pixelworks currently anticipate operating cost synergies of approximately $4 million per quarter, post integration.

*Pro forma earnings per share, which differs from earnings per share in accordance with accounting principles generally accepted in the United States of America (GAAP),

excludes non-cash charges for amortization of purchased developed technology, amortization of goodwill and assembled workforce, in-process research and development expense, and amortization of deferred stock compensation.

San Jose, CA and Tualatin, OR, March 17, 2003 — Genesis Microchip Inc. (Nasdaq: GNSS) and Pixelworks, Inc. (Nasdaq: PXLW), announced today the execution of a definitive merger agreement. The new company, to be called Genesis Pixelworks, is positioned to become a leading provider of system-on-a-chip ICs for the rapidly growing display and consumer electronics industries. The companies are combining their respective technical and financial resources to accelerate the development of new, innovative technologies and products that customers require in these dynamic industries. Upon the closing and successful integration of the transaction, Genesis Microchip and Pixelworks believe that the combined company will be able to offer a broad line of the industry’s best display controller solutions to the manufacturers of LCD monitors, televisions, and multimedia projectors.

Under the terms of the agreement, unanimously approved by both Boards of Directors, Pixelworks will issue 2.3366 shares of Pixelworks common stock for each outstanding share of Genesis Microchip common stock and will issue Pixelworks stock options for Genesis stock options based on the same exchange ratio. Based on Pixelworks’ closing stock price of $7.65 per share on March 14, 2003, the transaction is valued at approximately $600 million. Following the transaction, Genesis Microchip’s shareholders will own approximately 62.5% and Pixelworks shareholders 37.5% of the merged company, on a fully diluted basis.

The combined company expects the transaction to be accretive to Pixelworks’ earnings per share on a pro forma* basis in the first full quarter of combined operations, excluding merger-related and other charges. The management of Genesis Microchip and Pixelworks currently anticipate operating cost synergies of approximately $4 million per quarter, post integration. Subject to shareholder approvals and other customary closing conditions, the transaction is expected to close in the third quarter of calendar 2003.

The Board of Directors of the combined company will consist of four directors from Genesis Microchip and four directors from Pixelworks. One additional director will be designated by Pixelworks directors, subject to reasonable acceptance by Genesis Microchip directors.

Management of the combined company will be shared. James Donegan, currently the Chairman and CEO of Genesis Microchip, will become Chairman of the Board for the combined company. Allen Alley, Chairman, President and CEO of Pixelworks, will become the President and CEO of the combined company. The Chief Financial Officer of the combined entity will be Jeff Bouchard, Chief Financial Officer of Pixelworks. Eric Erdman, the current Chief Financial Officer of Genesis Microchip, will become Executive Vice President of Corporate Development of the combined company. Hans Olsen, Pixelworks Executive Vice President and Chief Operating Officer will become the Executive Vice President and Chief Operating Officer of the new company and Anders Frisk, Chief Operating Officer of Genesis Microchip, will become Executive Vice President of Products and Marketing.

The merged entity, incorporated in Oregon, will be headquartered in Alviso, CA, and retain a significant presence in Pixelworks’ current headquarters in Tualatin, OR.

“We believe that our merger with Pixelworks benefits Genesis Microchip shareholders by immediately bringing a strong revenue stream from Pixelworks’ projector business—a business that is related and complementary to our core monitor business—while providing greater resources to focus on the technology challenges faced in the rapidly growing flat panel TV area. Additionally, it provides a stronger balance sheet and more cost-effective operations necessary to lead in this intensely competitive industry,” said James Donegan, Chairman and CEO of Genesis Microchip. “This is a decisive step towards creating a technology leader able to deliver multiple product lines, new innovative technologies, and greater value to our global customers.”

“We believe this represents a tremendous opportunity for both our customers and shareholders,” said Allen Alley, Chairman and CEO of Pixelworks. “This combination will allow us to maximize the potential of our extensive complementary technology portfolios to provide higher levels of integration across all of our served business segments, enabling us to deliver higher performance, more cost effective next-generation solutions to our customers. In addition, as both existing and new customers enter the expanding applications for advanced display products, such as transportation, portable video and networked displays, we will be positioned to offer the compelling solutions to support this growth opportunity,” Alley added.

Dresdner Kleinwort Wasserstein is acting as financial advisor to Genesis Microchip with regard to the transaction, and Salomon Smith Barney is advising Pixelworks.

About Genesis Microchip Inc.

Genesis Microchip Inc. (Nasdaq: GNSS) is a leading provider of image processing systems enabling superior picture quality for a variety of consumer and PC-display products. Featuring Genesis Display Perfection™ technologies and Emmy-award winning Faroudja® video technology, Genesis system-on-a-chip solutions are used worldwide by display manufacturers to produce visibly better images across a broad set of devices including flat-panel displays, digital TVs, digital CRTs, projectors and DVD players. The Genesis technology portfolio features 135 patents, including analog and mixed signal system-on-a-chip design, DCDi™ by Faroudja deinterlacing, TrueLife™ video enhancement and IntelliComb™ video decoding. Founded in 1987, Genesis supports its leading brand-name customers with offices in the U.S., Canada, India, Taiwan, Korea, China and Japan.

For more information about Genesis Microchip Inc. or Genesis Display Perfection™ technologies, please visit www.genesis-microchip.com.

About Pixelworks, Inc.

Pixelworks, headquartered in Tualatin, Oregon, is a leading provider of system-on-a-chip ICs for the advanced display industry. Pixelworks’ solutions process and optimize video, computer graphics and Web information for display on a wide variety of devices used in business and consumer markets, including flat-panel monitors, digital televisions and multimedia projectors. Our broad IC product line is used by the world’s leading manufacturers of consumer electronics and computer display products to enhance image quality and ease of use. For more information, please visit the company’s Web site at www.pixelworks.com.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the federal securities laws, including statements by Allen Alley and James Donegan, and statements about growth in the industries for ICs for monitors, projectors and flat panel TVs, timing of closing, new product development, technology leadership position of the combined company, the accretive nature of the transaction, and operational synergies and cost savings expected to be achieved following the transaction. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected as a result of a number of factors, including the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the possibility that the combined company may fail to effect the anticipated synergies and cost savings, the possibility that the combined company may fail to introduce new products (including advanced display products) on a timely basis and achieve volume production of those products, the possibility that the combined company may fail to secure or retain design wins with customers, the possibility that the actual growth rate of the combined companies’ industries may differ from projections, and changes in general economic conditions. Other factors that may cause actual results to differ materially include the rate of decline in product pricing and competitive pricing pressure, supply of products from the companies’ third party foundries, changes in estimated product costs, manufacturing yields or product mix, the companies’ ability to manage inventory, costs and outcome of legal proceedings and other factors set forth in the reports that each company files with the Securities and Exchange Commission, including but not limited to Pixelworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and Genesis’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2002.

Additional Information and Where to Find It

In connection with the proposed merger, Pixelworks, Genesis Microchip and Display Acquisition Corporation intend to file a joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT /PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Pixelworks and Genesis Microchip with the SEC at the SEC’s web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks’s website at www.pixelworks.com, or by contacting Genesis Microchip at 408-262-6599 and through Genesis Microchip’s website at www.genesis-microchip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis Microchip in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 9, 2002. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

Genesis Microchip and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis Microchip in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Genesis Microchip’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis Microchip as indicated above.

Note to Editors: All trademarks are those of their respective companies. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

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